

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-mail
Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605

> **Re: Mass Megawatts Wind Power, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2012**
> **Filed July 30, 2012**
> **File No. 000-32465**

Dear Mr. Ricker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Report of the Independent Registered Public Accounting Firm, page 20

1. We note that your audit report is signed by Malone & Bailey, PC. It appears from its PCAOB registration that Malone & Bailey, PC changed its name to MaloneBailey LLP prior to issuing your audit report. Please confirm whether our understanding is correct. If so, please provide an updated audit opinion signed with the correct name of your independent registered public accounting firm in your amended Form 10-K.

Item 13. Exhibits and Reports on Form 8-K. page 38

2. We note that you have not provided a consent from your independent auditors as an exhibit to this Form 10-K. It appears that the incorporation by reference within your Form S-8 filed February 22, 2012 may have triggered the requirement for your auditors

to provide a consent related to their audit report dated July 30, 2012. Please amend your filing to provide a consent for the incorporation by reference within your Form S-8 of this audit report, tell us where you previously filed this consent, or explain to us why you do not believe a consent is required.

Exhibit 31

3. We note that your certification differs materially from the certification set forth in Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to provide the certification *exactly* as set forth in Item 601(b)(31) of Regulation S-K, and ensure that all future filings use the exact wording set forth in Item 601(b)(31) of Regulation S-K. When you amend your filing, please ensure that that the certification is signed as of a recent date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding these comments.

Sincerely,

Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief